Selected Consolidated Financial Information

The following is a summary of selected consolidated financial information of the Corporation for the periods indicated:

	Quarters ended

	09/30/03	06/30/03	03/31/03	12/31/02	09/30/02

	(Millions of dollars)
Revenues	48.6	50.4	46.8	41.4	38.2
Gross profit	15.9	15.5	18.9	17.4	13.8
Margin %	33%	31%	40%	43%	36%
Product development expense	2.7	3.1	2.8	1.6	3.1
Selling, general and administrative expense	7.9	8.7	9.6	10.1	6.8
Depreciation and amortization	4.4	4.0	3.7	3.6	2.9
Financial (income) expense	3.1	0.0	2.3	1.5	(0.2)
Restructuring and other exceptional items		20.6
Income taxes	(0.8)	(7.1)	0.2	0.6	0.4
Net earnings (loss)	(1.5)	(13.8)	0.3	0.2	0.8
Diluted earnings (loss) ($ per share):	$(0.04)	$(0.40)	$0.01	$0.01	$0.02

Cash	35.6	29.6	32.6	58.7	91.3
Working capital	104.9	110.8	132.1	139.1	161.6
Total assets	324.5	319.5	348.2	348.4	345.1
Long term debt	69.5	62.9	68.2	72.8	73.6
Shareholders’ equity	228.5	229.9	242.6	240.1	240.2

Management’s Discussion and Analysis

This discussion of the Corporation’s financial results, position and prospects is based on information available at October 29, 2003 and should be read in conjunction with the consolidated financial statements of the Corporation for the three and nine months ended September 30, 2003 and the year ended December 31, 2002.

Results of operations

Three and nine months ended September 30, 2003 and 2002

Wellsite Services Division

The following is a summary of the third party revenues of the Wellsite Services Division for the periods indicated:

	Three months ended September 30			Nine months ended September 30

	2003	2002	2001	2003	2002	2001

	($000)			($000)
Portable Top Drives	17,258	19,998	32,196	55,223	62,429	98,539
Casing Drilling™	7,801	1,631	2,850	19,646	5,021	9,414
Casing Running	6,897	—	—	18,955	—	—
Well Control	261	145	629	1,817	1,282	3,583
Underbalanced Drilling	—	—	—	—	—	4,186
Other	—	—	—	—	213	4,170

	32,217	21,774	35,675	95,641	68,945	119,892

Revenue growth from wellsite operations in 2003 arises from increasing activity in the Corporation’s new areas of Casing Drilling™ and casing running. Activity levels for portable top drive services are running at approximately the same levels as the comparable periods in

2002, although revenues are down, principally as a result of the strengthening of the Canadian dollar against the US dollar; portable top drive services are priced primarily in US dollars.

The geographical distribution of top drive operating days and average daily operating rates over the third calendar quarters and first nine months of the last three years are as follows:

	Operating days

	Three months ended September 30						Nine months ended September 30

	2003		2002		2001		2003		2002		2001

Region	Days	%	Days	%	Days	%	Days	%	Days	%	Days	%

United States	1,714	36	1,403	31	2,825	41	4,533	32	4,679	33	9,263	43
Canada	641	14	487	11	800	12	2,464	17	1,904	14	3,466	16
S. America	468	10	653	15	1,173	17	1,482	10	2,297	16	3,492	16
Mexico	962	20	889	20	989	14	2,981	21	2,538	18	2,417	11
Asia/Pacific	636	13	609	13	627	9	1,746	12	1,700	12	1,714	8
Europe, Africa, Mid-East	350	7	457	10	515	7	1,181	8	985	7	1,413	6

	4,771		4,498		6,929		14,387		14,103		21,765

Average daily operating rates	$3,617		$4,446		$4,647		$3,838		$4,427		$4,527

Revenues from Casing Drilling™ reflect substantial activity from Mexico as well as continued drilling in south Texas. Despite the mutually agreed early termination of the contract with Pemex in Mexico, there continues to be an increasing level of interest from a variety of operators. Casing running revenues continue to perform in accordance with management’s expectations.

Products Division

The following is a summary of the revenues of the Products Division for the periods indicated:

	Three months ended September 30			Nine months ended September 30

	2003	2002	2001	2003	2002	2001

	($000)			($000)
Portable Top Drives
— unit sales	10,487	12,544	7,934	31,629	31,095	26,585
— after-sales parts sales and service	5,275	3,464	1,964	14,838	10,179	7,629
Drilling Rigs	—	—	562	—	—	3,196
Other	581	385	431	3,668	813	1,162

Total third party	16,343	16,393	10,891	50,135	42,087	38,572
Internal sales	9,238	5,536	14,064	34,074	17,379	32,619

Total revenues	25,581	21,929	24,955	84,209	59,466	71,191

The Corporation experienced another strong revenue quarter from top drive sales and related after-sales support activity, with a total of 7 full units being sold in the three months to September 30, 2003, bringing the total for the year to date to 22 full and 5 partial units. This compares with 21 full units for the nine months to September 30, 2002. Two of the units sold in the quarter were rental fleet assets, bringing the total number of rental fleet units sold for the year to date to four.

Gross Profit

The Corporation has stabilized the decline in its gross profit margin percentage. Management believes it will be able to improve this percentage as the effects of the restructuring at the end of the second quarter flow through into its operating results and the Canadian/US dollar exchange rate becomes less volatile.

Product Development Expense

Product development expense decreased in the third quarter by $400 thousand compared with the previous quarter. Management believes this trend will continue as the Casing Drilling project becomes more commercially mature.

Selling, General & Administrative Expense

The level of selling, general and administrative expenses declined in the third quarter as a result of the restructuring activities that occurred at the end of the second quarter.

Depreciation and Amortization

The increase in depreciation and amortization expense in the quarter is a result of the acquisition of the machine shop facility at the beginning of the quarter.

Financial (Income) Expense

	Quarters ended September 30			Nine months ended September 30

	2003	2002	2001	2003	2002	2001

	$000			$000
Interest income	(157)	(738)	(1,313)	(467)	(2,063)	(3,482)
Interest expense	1,378	750	1,404	3,979	3,125	4,144

Net interest expense	1,221	12	91	3,512	1,062	662
Foreign exchange (gain) loss	1,824	(22)	116	2,525	712	197
Other financial items	76	(218)	(592)	(595)	(531)	(279)

	3,121	(228)	(385)	5,442	1,243	580

Interest expense for the quarter includes $49 in respect of debt incurred to acquire the machine shop. Tesco experienced substantial exchange losses during the quarter as a result of the volatility of the Canadian/US dollar exchange rate and the timing of the requirement to convert revenues collected in US dollars to meet Canadian dollar expenses.

Liquidity and Capital Resources

The Corporation has improved its cash position by $6.0 million to $35.6 million over the third quarter. Additional long term debt, in the form of a mortgage and a capital lease financing, was incurred to finance $8.0 million of the $11.0 million purchase price of the machine shop facility; the balance of $3.0 million was financed from the Corporation’s cash. The Corporation continues to be in compliance with all of its debt covenants with the exception of the requirement to maintain a specified level of earnings to cover fixed charges; a waiver has been obtained from the debt holders with respect to this non-compliance.

Outlook

As we progress through the fourth quarter, drilling activity is expected to increase, but offshore activity levels are anticipated to remain relatively flat, impacting our U.S. top drive rental business. In addition, Casing Drilling revenues will decrease in the fourth quarter, but should go back up in the first quarter of 2004.

Tesco Corporation
CONSOLIDATED BALANCE SHEETS
At September 30, 2003 and December 31, 2002
(Thousands of Canadian Dollars)
Unaudited

	September 30,	December 31,
	2003	2002

ASSETS
Current assets
Cash and short term deposits	$35,642	$58,687
Accounts receivable	51,515	58,808
Income taxes recoverable	7,190	4,878
Inventories	39,140	42,915

	133,487	165,288
Property, plant and equipment	160,249	151,778
Investment	10,688	10,324
Goodwill	4,220	4,170
Intangible and other assets	16,922	16,875

	$325,566	$348,435

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$26,560	$26,220
Current portion of long term debt	886	—

	27,446	26,220
Long term debt (Note 5)	69,548	72,833
Future income taxes	65	8,608

	97,059	107,661

Contingency (Note 7)

SHAREHOLDERS’ EQUITY
Share capital (Note 4)	154,582	151,826
Retained earnings	73,925	88,948

	228,507	240,774

	$325,566	$348,435

Tesco Corporation
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
Three and nine months ended September 30, 2003 and 2002
(Thousands of Canadian Dollars)
Unaudited

	Three months		Nine months

	2003	2002	2003	2002

REVENUES
Sales	$48,560	$38,167	$145,776	$111,032
Cost of sales	32,667	24,341	95,397	69,759

Gross profit	15,893	13,826	50,379	41,273

EXPENSES
Product development	2,696	3,109	8,657	10,134
Selling, general and administration	7,939	6,792	26,249	23,502
Depreciation and amortization	4,449	2,912	12,171	8,532

	15,084	12,813	47,077	42,168

Earnings (loss) from operations before financial (income) expense and other exceptional items	809	1,013	3,302	(895)

Financial (income) expense (Note 2)	3,129	(228)	5,442	1,243
Restructuring and other exceptional items (Note 3)	—	—	20,624	—

	3,129	(228)	26,066	1,243

Earnings (loss) before income taxes	(2,320)	1,241	(22,764)	(2,138)

Income taxes
Current	803	637	802	1,214
Future	(1,592)	(211)	(8,543)	(2,085)

	(789)	426	(7,741)	(871)

Net earnings (loss) for the period	(1,531)	815	(15,023)	(1,267)

Retained earnings, beginning of period	75,456	88,002	88,948	90,084

Retained earnings, end of period	$73,925	$88,817	$73,925	$88,817

Earnings (loss) per share:
Basic	$(0.04)	$0.02	$(0.44)	$(0.04)
Diluted	$(0.04)	$0.02	$(0.44)	$(0.04)

Weighted average number of shares:
Basic	34,610,596	34,292,146	34,508,000	34,144,349
Diluted	34,610,596	34,667,970	34,508,000	34,606,379

Tesco Corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS
Three and nine months ended September 30, 2003 and 2002
(Thousands of Canadian Dollars)
Unaudited

	Three months		Nine months

	2003	2002	2003	2002

OPERATING ACTIVITIES
Net earnings (loss) from continuing operations for the period	$(1,531)	$815	$(15,023)	$(1,267)
Adjusted for items not involving funds —
Future income taxes	(1,592)	(211)	(8,543)	(2,085)
Reserve for loss on sale of land	—	—	1,011	—
Unrealized (gains) losses on exchange	189	3,142	(9,478)	(309)
Depreciation and amortization	4,449	2,912	12,171	8,532
Amortization of deferred maintenance costs	212	112	1,805	112
Amortization of financial items	23	24	77	72
Equity in earnings of affiliate	—	28	(366)	(26)

	1,750	6,822	(18,346)	5,029
Changes in non-cash balances affecting operations (Note 6)	10,511	(17,524)	13,622	(10,761)
Expenditures on deferred maintenance costs	(358)	(1,472)	(3,417)	(1,472)

	11,903	(12,174)	(8,141)	(7,204)

INVESTING ACTIVITIES
Additions to capital assets	(13,555)	(22,023)	(23,536)	(42,277)
increase (decrease) in accounts payable	(607)	12,398	(4,526)	6,944

	(14,162)	(9,625)	(28,062)	(35,333)
Proceeds on sale of capital assets	398	183	2,716	594
Payment in respect of Mexican tax reassessment (Note 7)	—	—	—	(5,630)
Additional purchase costs of Bo Gray assets	—	—	(50)	—
Changes in other assets	—	(327)	—	(72)

	(13,764)	(9,769)	(25,396)	(40,441)

FINANCING ACTIVITIES
Proceeds on long term debt	7,947	—	7,947	—
Repayments on long term debt	(211)	—	(211)	—
Issue of share capital	135	—	2,756	4,387

	7,871	—	10,492	4,387

Net increase (decrease) in cash position during period	6,010	(21,943)	(23,045)	(43,258)
Cash — beginning of period	29,632	113,253	58,687	134,568

Cash — end of period	$35,642	$91,310	$35,642	$91,310

Tesco Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Three and nine months ended September 30, 2003 and 2002
(Thousands of Canadian Dollars)
Unaudited

1.	Accounting Policies

These financial statements follow the same accounting policies and methods of computation as, and should be read in conjunction with, the Corporation’s audited consolidated financial statements for the year ended December 31, 2002.

The Corporation ceased to equity account for its investment in Drillers Technology Corporation during the quarter ended June 30, 2003 as its equity interest in DTC was diluted to approximately 18% as a result of a refinancing of DTC and the Corporation no longer has significant influence over DTC’s strategic business decisions.

2.	Financial (Income) Expense

	Three months		Nine months

	2003	2002	2003	2002

Interest income	$(157)	$(738)	$(467)	$(2,063)
Interest expense	1,378	750	3,979	3,125
Foreign exchange (gain) loss	1,832	(22)	2,525	712
Other financial items	76	(218)	(595)	(531)

	$3,129	$(228)	$5,442	$1,243

3.	Restructuring and other exceptional items

During the nine months ended September 30, 2003, the Corporation incurred substantial exceptional costs and liabilities associated with the restructuring of its activities and other events. The charges against earnings in respect of these items were:

Work force reduction costs	$2,327
Write down of redundant inventory	9,422
Reserve for loss on sale of land	1,011
Equipment retrofit costs	4,886
Loss on bankruptcy of major customer	2,978

$20,624

4.	Share Capital

	Periods ended

	September 30, 2003		September 30, 2002

Issued common shares:	# of shares	$	# of shares	$

Balance, January 1	34,342,796	151,826	33,891,931	146,983
Issued for cash on exercise of options	148,167	1,507	217,749	2,341

Balance, March 31	34,490,963	153,333	34,109,680	149,324
Issued for cash on exercise of options	111,900	1,124	182,466	2,046
Share issue costs	—	(10)	—	—

Balance, June 30	34,602,863	154,447	34,292,146	151,370
Issued for cash on exercise of options	13,267	135	—	—

Balance, September 30	34,616,130	154,582	34,292,146	151,370

		Average		Average
Stock options:	# of options	exercise price	# of options	exercise price

Balance, January 1	2,038,202	$14.30	2,123,967	$12.51
Granted	100,000	$14.40	525,000	$19.35
Exercised	(148,167)	$10.17	(217,749)	$10.78
Expired	(12,450)	$17.67	(61,750)	$12.47

Balance, March 31	1,977,585	$14.60	2,369,468	$14.28
Granted	565,000	$14.42	—	$—
Exercised	(111,900)	$10.04	(182,466)	$11.21
Expired	(89,238)	$15.00	(5,000)	$20.00

Balance, June 30	2,341,447	$14.74	2,182,002	$14.40
Exercised	(13,267)	$10.18	—	$—
Expired	(77,950)	$16.57	(43,150)	$14.95
Granted	10,000	$12.90	—	$—

Balance, September 30	2,260,230	$14.69	2,138,852	$14.39

Tesco Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Three and nine months ended September 30, 2003 and 2002
(Thousands of Canadian Dollars)
Unaudited

The Corporation recognizes no compensation costs in respect of options granted under its employee Stock Option Plan. Details of options granted since January 1, 2002 and their fair values, determined using the Black Scholes option-pricing model, are as follows:

			Time to Exercise	Risk Free Interest
Date of Grant	Options Granted	Exercise Price	(years)	Rate	Volatility	Fair Value ($'000's)

Mar 14/02	525,000	$19.35	4	4.85%	69%	5,600
Mar 26/03	100,000	$14.40	4	4.27%	64%	746
May 15/03	540,000	$14.42	4	3.03%	63%	3,926
May 20/03	25,000	$12.95	4	3.43%	63%	163
Aug 8/03	10,000	$12.90	4	3.58%	62%	65

The Corporation does not anticipate paying any dividends during the expected life of these options.

If the Corporation applied the fair value method of accounting for stock-based compensation, the estimated fair values of each option grant would be recorded as additional compensation expense over the vesting period of the options. The pro-forma effect of applying this method of accounting would be to increase the loss for the three and nine months ended September 30, 2003 by $1,108 and $2,497 respectively and increase the loss per basic and diluted share by $0.04 and $0.08.

5.	Long Term Debt

Components of long term debt are:

	September 30 2003	December 31 2002

U.S. $46,500 unsecured Senior Notes due on October 15, 2004. These notes bear interest at 7.59% payable semi-annually.	$62,699	$72,833
U.S. $3,760 lease obligation, bears interest at 4.59%, is repayable in monthly installments of U.S. $58, and is secured by machinery and equipment with a net book value of Canadian $4,906.	4,877	—
U.S. $2,125 mortgage payable, bears interest at 4.25%, is repayable in monthly installments of U.S. $16, and is secured by specific land and buildings.	2,858	—

	70,434	72,833
Less: current portion due within one year	886	—

	$69,548	$72,833

6.	Supplementary Cash Flow Information

a)	Components of changes in non-cash balances affecting operations are:

	Three months		Nine months

	2003	2002	2003	2002

Decrease (increase) in accounts receivable	$4,195	$464	$7,293	$17,915
Increase (decrease) in income taxes payable	—	—	—	(588)
Decrease (increase) in income taxes recoverable	—	(1,159)	(2,312)	(4,035)
Decrease (increase) in inventories	4,157	(1,533)	3,775	(13,321)
Increase (decrease) in accounts payable and accrued liabilities	2,159	(15,296)	4,866	(10,732)

	$10,511	$(17,524)	$13,622	$(10,761)

b)	Cash payments in respect of:

	Three months		Nine months

	2003	2002	2003	2002

Interest	$2,442	$2,681	$5,213	$5,492
Income taxes	$1,775	$2,619	$4,087	$6,782

c)	Cash receipts in respect of:

	Three months		Nine months

	2003	2002	2003	2002

Interest	$148	$811	$662	$2,227
Income taxes	$23	$—	$23	$483

Tesco Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Three and nine months ended September 30, 2003 and 2002
(Thousands of Canadian Dollars)
Unaudited

7.	Contingency

The Corporation has been advised by the Mexican tax authorities that they believe significant expenses incurred by Tesco’s Mexican operations, commencing in 1996, are not deductible for Mexican tax purposes. Management, in consultation with its Mexican tax advisors, is disputing the position of the tax authorities and is unable to make any reasonable estimate at this time of the amount of additional expense, if any, that may be incurred by the Corporation in resolving this issue.

Tesco Corporation
SEGMENT INFORMATION
Three and nine months ended September 30, 2003 and 2002
(Thousands of Canadian Dollars)
Unaudited

Three months to:	September 30, 2003				September 30, 2002

Operations:	Revenues				Revenues
			Depreciation	Earnings			Depreciation	Earnings
	Internal	Third party	and amortization	before taxes	Internal	Third party	and amortization	before taxes

Products	9,238	16,343	448	3,799	5,536	16,393	295	3,247
Services	934	32,217	3,591	1,936	1,334	21,774	2,126	3,150

	10,172	48,560	4,039	5,735	6,870	38,167	2,421	6,397

Intersegment eliminations			(163)	133			1	(49)
Product development expense			117	(2,696)			72	(3,110)
Restructuring and other exceptional items			—	—			—	—
Corporate items			456	(5,492)			418	(1,997)

			4,449	(2,320)			2,912	1,241

Geographic:
				Revenues				Revenues

Canada				5,883				5,791
United States				23,534				8,590
Mexico				8,950				3,975
South America				2,020				4,105
South East Asia				4,709				8,662
Europe, Africa and Middle East				3,464				7,044

				48,560				38,167

Nine months to:	September 30, 2003				September 30, 2002

Operations:	Revenues				Revenues
			Depreciation	Earnings			Depreciation	Earnings
	Internal	Third party	and amortization	before taxes	Internal	Third party	and amortization	before taxes

Products	34,074	50,135	978	9,374	17,379	42,087	828	4,332
Services	4,599	95,641	10,451	9,563	4,885	68,945	6,081	11,857

	38,673	145,776	11,429	18,937	22,264	111,032	6,909	16,189

Intersegment eliminations			(1,071)	1,213			7	165
Product development expense			462	(8,657)			341	(10,092)
Restructuring and other exceptional items			—	(20,624)			—	—
Corporate items			1,351	(13,633)			1,275	(8,400)

			12,171	(22,764)			8,532	(2,138)

Geographic:
				Revenues				Revenues

Canada				24,356				15,444
United States				62,057				38,065
Mexico				25,793				11,156
South America				6,578				11,933
South East Asia				16,421				20,209
Europe, Africa and Middle East				10,571				14,225

				145,776				111,032